SIENNA RESOURCES, INC.
                             70160 Sun Valley Drive
                             Rancho Mirage, CA 92270
                            Telephone 1-760-799-6688
                           siennaresources1@yahoo.com


February 25, 2009

Mr. John Lucas
U.S. Securities and Exchange Commission
Office of Small Business
Division of Corporate Finance
Washington, DC 20549

Re: Sienna Resources.
    Post-Effective Amendment 1 to Form S-1
    Filed January 13, 2009
    File Number: 333-152023

Dear Mr. Lucas:

Thank you for your assistance in the review of our post-effective amendment to Form S-1. We have amended the form to incorporate your comments and provide this cover letter to assist you in your review of the amendment.

Post-Effective Amendment 1 to S-1

General

     1. We have provided updated disclosure in the appropriate places throughout the prospectus so that all disclosures are as current as the most recent financial statements included in the filing.

     2. We have requested that the filing service include a .pdf version of the amendment that will include the maps for the mineral claims.

Prospectus Cover Page

     3. We have revised to clearly state the start and end dates of the original offering period, in addition to the extended end date.

Very truly yours,


/s/ Julie Carter
--------------------------------
Julie Carter, President

cc: Mr. H. Roger Schwall, Assistant Director